FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE – AG	June 9, 2014
TSX – FR
Frankfurt – FMV

First Majestic Wins Application to Dismiss Appeal

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that on June 5, 2014, the Court of Appeal dismissed the appeal filed by Hector Davila Santos (“Hector Santos”) and Minerales y Minas Mexicanas, S.A. de C.V. (“MMM”).

As previously announced, on April 24, 2013 the Supreme Court of British Columbia awarded judgment of US$93.84 million in favour of First Majestic in the litigation against Hector Santos and MMM. This judgment was subsequently appealed by Hector Santos and MMM. On June 27, 2013, the Court of Appeal for British Columbia ordered Hector Santos and MMM to post security for the unpaid trial judgment in the amount of US$79 million, (being the approximate difference between the judgment amount of US$93.84 million, less the funds of CDN$14.85 million previously received by First Majestic) or in the alternative to post a letter of credit in that amount within 90 days of the order (“the Security Order”).

As Hector Santos and MMM failed to comply with the Court’s order to post security or provide a letter of credit, First Majestic successfully applied for an order dismissing their appeal as abandoned. However, on March 27, 2014, the dismissal was set aside for jurisdictional reasons.

First Majestic brought a new application to dismiss the appeal which was heard by the Court of Appeal on April 8, 2014. On June 5, 2014, the Court of Appeal dismissed the appeal of Hector Santos and MMM, stating that the Court “will not condone breaches of its own orders”. The Court also dismissed applications by Hector Santos and MMM seeking to have the Security Order varied or set aside.

Judgment against Hector Santos and MMM should not be regarded as final until such time as all avenues for appeal have been exhausted and the Company cautions that even if the results of all such appeals are in the Company's favour it may have to take additional action in Mexico and/or Canada to try to recover the unpaid portion of the judgment. The outcome of any such action is not presently determinable.

First Majestic is a producing silver company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: additional court proceedings and recovery of judgment amounts.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendants’ assets to satisfy the judgment amount.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.